UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.
2.	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2025 (Annexure 1)
3.	Audit Report
4.	News Release
5.	Annexure 2
6.	Annexure 3

Item 1

OTHER NEWS

Subject: Outcome of Board Meeting held on April 19, 2025

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

We write to inform you that the Board of Directors of ICICI Bank Limited (“the Bank”) at its Meeting held today, inter alia, approved the following:

1.	Audited financial results (standalone and consolidated) of the Bank for the quarter and year ended March 31, 2025.

In terms of the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations), we enclose herewith the following as Annexure 1:

o	Audited financial results (standalone and consolidated) for the quarter and year ended March 31, 2025;

o	Audit report issued by M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, the joint statutory auditors of the Bank; and

o	News Release on Audited financial results for the quarter and year ended March 31, 2025.

2.	Annual renewal of fund raising limits by way of issuances of debt securities including by way of non-convertible debentures in domestic markets upto an overall limit of ₹ 250.00 billion by way of private placement and issuances of bonds/notes/offshore certificate of deposits in overseas markets upto USD 1.50 billion for a period of one year, from the date of passing of resolution by the Board. The Board also authorised buyback of debt securities within the limits that the Board is authorised to approve under applicable law.

3.	Re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) and M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as the joint statutory auditors of the Bank to hold office from the conclusion of the Thirty-First Annual General Meeting (AGM) till the conclusion of the Thirty-Third AGM of the Bank, subject to Auditors continuing to fulfil the applicable eligibility norms and approval of RBI, Members and other approvals as may be necessary or required. Brief profile of M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants is enclosed as Annexure 2.

4.	Proposal for sale of Bank’s entire shareholding of 18.8% in equity shares of NIIT Institute of Finance Banking and Insurance Training Limited (“NIIT-IFBI”), an associate of the Bank, to a listed entity outside of ICICI Group. Details as required under SEBI Listing Regulations read with SEBI Master Circular dated November 11, 2024 will be filed once the proposal is considered by the Board of Directors of the purchaser entity.

5.	Inclusion of Ms. Madhavi Purandare in the category of Senior Management Personnel with immediate effect. Details as required under SEBI Listing Regulations read with SEBI Master Circular dated November 11, 2024 are enclosed as Annexure 3.

In addition to the above, in terms of Regulation 30 and other applicable provisions of the SEBI Listing Regulations, the Board recommended a dividend of ₹ 11/- (Rupees Eleven only) per equity share of face value of 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid after the same is approved by the Members at the ensuing Annual General Meeting (AGM) of the Bank.

The Board meeting commenced at 9:45 a.m. and concluded at 02:48 p.m.

Please take the above information on record.

Item 2

Annexure 1

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

STANDALONE FINANCIAL RESULTS
(₹ in crore)
				Three months ended			Year ended
Sr. no.	Particulars			March 31, 2025 (Q4-2025)[13]	December 31, 2024 (Q3-2025)	March 31, 2024 (Q4-2024)[13]	March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
				(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			42,430.80	41,299.82	37,948.36	163,263.78	142,890.94
	a)	Interest/discount on advances/bills		32,821.33	32,048.40	29,423.40	126,404.72	110,943.93
	b)	Income on investments		8,210.18	8,302.14	7,782.01	32,980.23	28,630.99
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		706.12	489.59	430.16	2,155.82	1,791.39
	d)	Others		693.17	459.69	312.79	1,723.01	1,524.63
2.	Other income[1]			7,260.07	7,068.05	5,648.78	28,506.70	22,957.77
3.	TOTAL INCOME (1)+(2)			49,690.87	48,367.87	43,597.14	191,770.48	165,848.71
4.	Interest expended			21,237.86	20,929.21	18,855.56	82,099.34	68,585.22
5.	Operating expenses (e)+(f)			10,788.76	10,552.11	9,702.83	42,372.32	39,132.73
	e)	Employee cost		4,105.18	3,929.05	3,720.24	16,540.88	15,141.99
	f)	Other operating expenses		6,683.58	6,623.06	5,982.59	25,831.44	23,990.74
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			32,026.62	31,481.32	28,558.39	124,471.66	107,717.95

7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			17,664.25	16,886.55	15,038.75	67,298.82	58,130.76

8.	Provisions (other than tax) and contingencies			890.70	1,226.65	718.49	4,682.62	3,642.93
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			16,773.55	15,659.90	14,320.26	62,616.20	54,487.83
10.	Exceptional items			..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			16,773.55	15,659.90	14,320.26	62,616.20	54,487.83
12.	Tax expense (g)+(h)			4,143.97	3,867.48	3,612.73	15,389.21	13,599.56
	g)	Current tax		4,052.73	3,902.77	2,300.57	14,588.49	12,050.65
	h)	Deferred tax		91.24	(35.29)	1,312.16	800.72	1,548.91
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			12,629.58	11,792.42	10,707.53	47,226.99	40,888.27
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			12,629.58	11,792.42	10,707.53	47,226.99	40,888.27
16.	Paid-up equity share capital (face value Rs. 2 each)			1,424.60	1,412.11	1,404.68	1,424.60	1,404.68
17.	Reserves excluding revaluation reserves						284,843.68	232,505.97
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		16.55%	14.71%	16.33%	16.55%	16.33%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)	17.87	16.72	15.26	67.01	58.38
		b)	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)	17.60	16.45	14.99	65.89	57.33
19.	NPA Ratio[2]
	i)	Gross non-performing customer assets (net of write-off)		24,166.18	27,745.33	27,961.68	24,166.18	27,961.68
	ii)	Net non-performing customer assets		5,589.41	5,897.76	5,377.79	5,589.41	5,377.79
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.67%	1.96%	2.16%	1.67%	2.16%
	iv)	% of net non-performing customer assets to net customer assets		0.39%	0.42%	0.42%	0.39%	0.42%
20.	Return on assets (annualised)			2.52%	2.36%	2.36%	2.41%	2.37%
21.	Net worth[3]			282,055.56	262,305.12	227,933.46	282,055.56	227,933.46
22.	Outstanding redeemable preference shares			..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00
24.	Debt-equity ratio[4]			0.21	0.25	0.30	0.21	0.30
25.	Total debts to total assets[5]			5.83%	6.34%	6.68%	5.83%	6.68%
1.	During FY2024, the Bank had transferred accumulated translation loss of Rs. 339.66 crore related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.
2.	At March 31, 2025, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.73% (December 31, 2024: 2.03%, March 31, 2024: 2.26%) and net non-performing advances to net advances was 0.42% (December 31, 2024: 0.45%, March 31, 2024: 0.45%).
3.	Net worth is computed as per RBI Master Circular No. RBI/2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth at March 31, 2025 also includes Available for Sale (‘AFS’) Reserve.
4.	Debt represents borrowings with residual maturity of more than one year.
5.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET
(₹ in crore)

	At
Particulars	March 31, 2025	December 31, 2024	March 31, 2024
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,424.60	1,412.11	1,404.68
Employees stock options/units outstanding	2,069.84	1,801.66	1,405.32
Reserves and surplus	288,581.86	268,429.17	235,589.32
Deposits	1,610,348.02	1,520,308.75	1,412,824.95
Borrowings (includes subordinated debt)	123,538.26	127,731.77	124,967.58
Other liabilities and provisions	92,277.39	93,659.67	95,322.73
Total Capital and Liabilities	2,118,239.97	2,013,343.13	1,871,514.58

Assets
Cash and balances with Reserve Bank of India	119,928.12	75,780.32	89,711.70
Balances with banks and money at call and short notice	65,633.88	67,635.18	50,214.31
Investments	504,756.74	471,978.34	461,942.27
Advances	1,341,766.16	1,314,366.05	1,184,406.39
Fixed assets	12,838.74	11,921.03	10,859.84
Other assets	73,316.33	71,662.21	74,380.07
Total Assets	2,118,239.97	2,013,343.13	1,871,514.58

STANDALONE CASH FLOW STATEMENTS
(₹ in crore)
Particulars		Year ended
		March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		62,616.20	54,487.83

Adjustments for:
Depreciation and amortisation		2,212.50	1,722.87
Net (appreciation)/depreciation on investments		125.67	1,565.28
Provision in respect of non-performing and other assets		4,016.24	944.79
General provision for standard assets		574.82	1,154.83
Provision for contingencies & others		(755.92)	854.51
Employee stock options/units expense		790.15	702.83
Income from subsidiaries and consolidated entities		(2,619.01)	(2,072.90)
(Profit)/loss on sale of fixed assets		(42.95)	(14.33)
	(i)	66,917.70	59,345.71

Adjustments for:
(Increase)/decrease in investments		36,998.74	(38,885.23)
(Increase)/decrease in advances		(161,381.01)	(166,104.10)
Increase/(decrease) in deposits		197,523.07	231,984.25
(Increase)/decrease in other assets		(629.15)	(3,656.25)
Increase/(decrease) in other liabilities and provisions		(2,829.50)	10,057.33
	(ii)	69,682.15	33,396.00

Refund/(payment) of direct taxes	(iii)	(14,243.34)	(11,085.11)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	122,356.51	81,656.60
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries (including application money)		(1,376.13)	(2,823.93)
Income from subsidiaries and consolidated entities		2,619.01	2,072.91
Purchase of fixed assets		(3,370.45)	(2,874.78)
Proceeds from sale of fixed assets		59.63	54.48
(Purchase)/sale of held-to-maturity securities		(67,513.87)	(59,077.44)
Net cash flow from/(used in) investing activities	(B)	(69,581.81)	(62,648.76)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		1,437.52	1,170.87
Proceeds from long-term borrowings		28,852.81	29,284.07
Repayment of long-term borrowings		(31,671.94)	(32,033.91)
Net proceeds/(repayment) of short-term borrowings		1,127.30	8,253.42
Dividend paid		(7,041.26)	(5,598.60)
Net cash flow from/(used in) financing activities	(C)	(7,295.57)	1,075.85
Effect of exchange fluctuation on translation reserve	(D)	156.86	404.05

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		45,635.99	20,487.74

Cash and cash equivalents at beginning of the year		139,926.01	119,438.27
Cash and cash equivalents at end of the year		185,562.00	139,926.01
1.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on standalone finanical results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on April 19, 2025.
2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at March 31, 2025 are given below:

(₹ in crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position at September 30, 2024 (A)	Of (A), aggregate debt that slipped into NPA during H2-2025[1]	Of (A) amount written off during H2-2025	Of (A) amount paid by the borrowers during H2-2025[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position at March 31, 2025
PersonalLoans[3]	1,107.67	32.73	0.88	141.75	933.19
Corporatepersons[4]	790.55	..	..	212.46	578.09
Ofwhich,MSMEs	..	..	..	..	..
Others	350.75	6.57	0.31	51.96	292.22
Total	2,248.97	39.30	1.19	406.17	1,803.50
1. Includes cases which have been written off during the period.
2. Net of increase in exposure during the period.
3. Includes various categories of retail loans.
4. As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

4.	At March 31, 2025, the Bank holds contingency provision of Rs. 13,100.00 crore (December 31, 2024 and March 31, 2024: Rs. 13,100.00 crore).

5.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:
a) Loans not in default
(i) Details of loans not in default sold/acquired under assignment during the year ended March 31, 2025:

(₹ in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	9,195.05	592.49
Weighted average residual maturity (in years)	8.76	9.04
Weighted average holding period of the originator (in years)	1.10	0.33
Retention of beneficial economic interest by the originator	2,723.85	597.49
Tangible security coverage (times)	1.60	1.26
1. In addition, the Bank has acquired facilities amounting to Rs. 650.86 crore and has sold facilities amounting to Rs. 60.00 crore during the year ended March 31, 2025 through novation.
2. In addition, the Bank has acquired facilities amounting to Rs. 362.70 crore through risk participation in secondary market.
3. The disclosure includes loans acquired through buyout and co-lending similar to direct assignment.

(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during the year ended March 31, 2025:

(₹ in crore)

Rating	Loans acquired	Loans sold
Ind A-, A+, A,AA,AA+	546.97	..
ICRA A,AA-,A+	610.78	..
Crisil A,A+,AA,AA+	45.25	592.49

1.	Excluding retail and other unrated loans.

b) Stressed loans (NPA and Special Mention Accounts)
Details of stressed loans classified as NPA sold by the Bank during the year ended March 31, 2025:

(₹ in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	40	..
Aggregate principal outstanding of loans transferred[2]	2,974.09	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[2]	14.43	..
Aggregate consideration[4]	2,085.97	..
Additional consideration realized in respect of accounts transferred in earlier years	..	..

1. Excess provision reversed in profit and loss account due to of sale of NPAs to ARCs was Rs. 481.20 crore and no amount was transferred to other permitted transferees.
2. Net of write-off.
3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.
4. The Bank continues to hold provision of Rs. 1,604.78 crore towards security receipts (SRs) received as a part of consideration.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during the year the ended March 31, 2025.

(iii)	The Bank has not acquired non-performing loans during the year ended March 31, 2025.

(iv)	Details of rating-wise distribution of SRs held by the Bank at March 31, 2025:

(₹ in crore)

Rating	NAV estimate %	Book value
RR1	Above 100%	41.59
RR2	Above 75% upto 100%	..
RR3	Above 50% upto 75%	176.61
RR4	Above 25% upto 50%	..
RR5	Upto 25%	831.08
Total		1,049.28

1. Amount represents net of provisions.
2. The Bank holds marked-to-market loss of Rs. 297.22 crore and additional provision of Rs. 752.07 crore.
3. The Bank continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

6.	The Reserve Bank of India, through its revised norms for Government guaranteed Security Receipts (SRs) issued on March 29, 2025, has permitted banks to reverse any excess provision to the Profit and Loss Account in the year of transfer, if a loan is transferred to an ARC for a value higher than the net book value (NBV), and the sale consideration comprises only of cash and SRs guaranteed by the Government of India. Such SRs shall be valued periodically by reckoning the Net Asset Value declared by the ARC based on the recovery ratings received for such instruments.
At March 31, 2025, the Bank held Government guaranteed SRs amounting to Rs. 1,694.45 crore, which were fully provided. The Bank, on a prudent basis, continues to hold provision against such SRs which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

7.	There are no changes in the significant accounting policies applied during FY2025 as compared to those applied in FY2024 except for classification and measurement of investments by the Bank. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. Accordingly, in standalone financial results, the Bank has accounted net transition gain of Rs. 2,058.31 crore (net of tax) and Rs. 1,156.10 crore (net of tax) in Available for Sale (‘AFS’) Reserve and General Reserve respectively in accordance with the RBI Directions.
Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at March 31, 2025 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.

8.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of Rs. 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.

9.	During Q4-2025, the Bank has allotted 6,429,398 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

10.	The Board of Directors has recommended a dividend of Rs. 11 per equity share for FY2025. The declaration and payment of dividend is subject to requisite approvals.

11.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.

12.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have reviewed/audited and issued an unmodified report on the standalone financial results for Q3-2025 and FY2025. The standalone financial results for FY2024 were audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified opinion.

13.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 and the amount for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.

14.	Rs. 1.00 crore = Rs. 10.0 million.

STANDALONE SEGMENTAL RESULTS
(₹ in crore)
		Three months ended			Year ended
Sr. no	Particulars	March 31, 2025 (Q4-2025)[7]	December 31, 2024 (Q3-2025)	March 31, 2024 (Q4-2024)[7]	March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,617.66	39,437.70	36,409.82	156,184.68	134,547.57
b	Wholesale Banking	21,535.91	21,119.32	18,872.51	82,436.21	71,780.22
c	Treasury	34,778.14	34,047.54	30,321.23	135,052.58	113,959.22
d	Other Banking	1,046.40	1,395.25	775.59	4,386.29	3,297.30
	Total segment revenue	97,978.11	95,999.81	86,379.15	378,059.76	323,584.31
	Less: Inter segment revenue	48,287.24	47,631.94	42,782.01	186,289.28	157,735.60
	Income from operations	49,690.87	48,367.87	43,597.14	191,770.48	165,848.71
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	6,493.42	5,332.36	5,486.11	21,621.04	18,849.17
b	Wholesale Banking	5,551.79	5,903.24	5,475.96	21,564.63	19,971.71
c	Treasury	4,465.62	4,218.14	3,241.65	18,760.73	14,898.40
d	Other Banking	262.72	206.16	116.54	669.80	768.55
	Total segment results	16,773.55	15,659.90	14,320.26	62,616.20	54,487.83
3.	Segment assets
a	Retail Banking	792,930.19	776,300.69	719,313.62	792,930.19	719,313.62
b	Wholesale Banking	548,269.82	539,703.97	482,456.10	548,269.82	482,456.10
c	Treasury	721,695.52	642,457.98	628,256.14	721,695.52	628,256.14
d	Other Banking	50,597.21	49,906.72	34,891.44	50,597.21	34,891.44
e	Unallocated	4,747.23	4,973.77	6,597.28	4,747.23	6,597.28
	Total segment assets	2,118,239.97	2,013,343.13	1,871,514.58	2,118,239.97	1,871,514.58
4.	Segment liabilities
a	Retail Banking	1,111,966.22	1,075,549.50	1,019,845.49	1,111,966.22	1,019,845.49
b	Wholesale Banking	555,997.39	503,046.84	456,571.53	555,997.39	456,571.53
c	Treasury	137,562.04	142,951.22	137,386.24	137,562.04	137,386.24
d	Other Banking	7,538.02	7,052.63	6,212.00	7,538.02	6,212.00
e	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total segment liabilities	1,826,163.67	1,741,700.19	1,633,115.26	1,826,163.67	1,633,115.26
5.	Capital employed	292,076.30	271,642.94	238,399.32	292,076.30	238,399.32
6.	Total (4)+(5)	2,118,239.97	2,013,343.13	1,871,514.58	2,118,239.97	1,871,514.58

Notes on standalone segmental results

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entitie
2.	Retail Banking" includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(₹ in crore)

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q4-2025
	Retail Banking	40,617.66	6,493.42	792,930.19	1,111,966.22
(i)	Digital Banking	10,724.74	1,876.32	145,898.56	208,095.33
(ii)	Other Retail Banking	29,892.92	4,617.10	647,031.63	903,870.89
Q3-2025
	Retail Banking	39,437.70	5,332.36	776,300.69	1,075,549.50
(i)	Digital Banking	10,193.87	1,209.75	137,597.09	203,487.78
(ii)	Other Retail Banking	29,243.83	4,122.61	638,703.60	872,061.72
Q4-2024
	Retail Banking	36,409.82	5,486.11	719,313.62	1,019,845.49
(i)	Digital Banking	9,420.47	1,646.74	131,401.90	185,559.64
(ii)	Other Retail Banking	26,989.35	3,839.37	587,911.72	834,285.85

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	"Treasury" primarily includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	"Unallocated" includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
7.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 and the amount for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007, Gujarat, Phone: 0265-6722239
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai - 400 051, Maharashtra, Phone: 022-40088900
Website: www.icicibank.com, Email: companysecretary@icicibank.com

 CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

			Three months ended			Year ended
Sr. no.	Particulars		March 31, 2025 (Q4-2025)[11]	December 31, 2024 (Q3-2025)	March 31, 2024 (Q4-2024)[11]	March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
			(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		48,386.92	47,037.12	42,606.72	186,331.47	159,515.92
	a)	Interest/discountonadvances/bills	34,547.45	33,799.92	30,970.34	133,243.71	116,589.78
	b)	Incomeoninvestments	11,928.09	11,778.83	10,473.02	47,302.54	38,107.07
	c)	InterestonbalanceswithReserveBankofIndiaandotherinter-bankfunds	1,052.19	822.27	687.25	3,428.66	2,649.88
	d)	Others	859.19	636.10	476.11	2,356.56	2,169.19
2.	Other income (e)+(f)		31,360.85	27,589.44	24,574.98	108,255.47	76,521.80
	e)	Premiumandotheroperatingincomefrominsurancebusiness	22,372.74	18,181.62	16,889.16	70,900.83	45,852.81
	f)	Others	8,988.11	9,407.82	7,685.82	37,354.64	30,668.99
3.	TOTAL INCOME (1)+(2)		79,747.77	74,626.56	67,181.70	294,586.94	236,037.72
4.	Interest expended		23,047.32	22,633.41	20,423.73	89,027.65	74,108.16
5.	Operating expenses (g)+(h)+(i)		36,647.64	32,242.27	29,906.42	127,799.98	97,782.79
	g)	Employeecost	5,797.01	5,673.89	4,949.23	23,629.94	19,171.98
	h)	Claimsandbenefitspaidandotherexpensespertainingtoinsurancebusiness	22,933.43	18,884.48	17,933.79	73,806.18	50,260.12
	i)	Otheroperatingexpenses	7,917.20	7,683.90	7,023.40	30,363.86	28,350.69
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		59,694.96	54,875.68	50,330.15	216,827.63	171,890.95
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		20,052.81	19,750.88	16,851.55	77,759.31	64,146.77
8.	Provisions (other than tax) and contingencies		940.13	1,267.86	697.91	4,905.76	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		19,112.68	18,483.02	16,153.64	72,853.55	60,434.36
10.	Exceptional items		..	..	..	..	..
11.	Add: Share of profit in associates		30.32	18.28	227.32	150.66	1,073.77
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		19,143.00	18,501.30	16,380.96	73,004.21	61,508.13
13.	Tax expense (j)+(k)		4,789.31	4,654.41	4,180.91	18,434.83	15,427.62
	j)	Currenttax	4,390.79	4,797.23	2,736.77	17,497.17	13,693.30
	k)	Deferredtax	398.52	(142.82)	1,444.14	937.66	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders		851.47	963.52	528.53	3,540.18	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		13,502.22	12,883.37	11,671.52	51,029.20	44,256.37
16.	Extraordinary items (net of tax expense)		..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)		13,502.22	12,883.37	11,671.52	51,029.20	44,256.37
18.	Paid-up equity share capital (face value Rs. 2/- each)		1,424.60	1,412.11	1,404.68	1,424.60	1,404.68
19.	Reserves excluding revaluation reserves					306,631.95	250,222.56
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (in Rs.)		19.11	18.26	16.63	72.41	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (in Rs.)		18.84	17.95	16.32	71.14	61.96

SUMMARISED CONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	March 31, 2025	December 31, 2024	March 31, 2024
	(Audited)	(Unaudited)	(Audited)
Capital and Liabilities
Capital	1,424.60	1,412.11	1,404.68
Employees stock options/units outstanding	2,069.84	1,801.66	1,405.32
Reserves and surplus	310,411.47	289,472.72	253,333.84
Minority interest	14,836.74	15,642.90	13,888.42
Deposits	1,641,637.40	1,551,165.62	1,443,579.95
Borrowings (includes subordinated debt)	218,883.44	217,007.20	207,428.00
Policyholders' funds	294,305.56	294,558.26	281,318.33
Other liabilities and provisions	158,672.36	160,427.09	161,704.49
Total Capital and Liabilities	2,642,241.41	2,531,487.56	2,364,063.03

Assets
Cash and balances with Reserve Bank of India	120,240.91	75,931.64	89,943.02
Balances with banks and money at call and short notice	93,782.55	96,580.68	72,825.88
Investments	886,376.81	849,417.41	827,162.51
Advances	1,420,663.71	1,397,265.27	1,260,776.20
Fixed assets	15,812.42	14,692.82	13,240.28
Other assets	96,905.58	94,689.56	97,640.98
Goodwill on consolidation	8,459.43	2,910.18	2,474.16
Total Assets	2,642,241.41	2,531,487.56	2,364,063.03

CONSOLIDATED CASH FLOW STATEMENTS

(₹ in crore)

Particulars		Year ended
		March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
		(Audited)	(Audited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes		69,464.03	59,683.99

Adjustments for:
Depreciation and amortisation		2,690.38	1,995.89
Net (appreciation)/depreciation on investments		(102.32)	1,617.20
Provision in respect of non-performing and other assets		4,127.25	963.57
General provision for standard assets		701.14	1,165.85
Provision for contingencies & others		(722.74)	878.02
(Profit)/loss on sale of fixed assets		(43.91)	(14.41)
Employees stock options expense		790.15	702.91
	(i)	76,903.98	66,993.02

Adjustments for:
(Increase)/decrease in investments		7,501.41	16,735.53
(Increase)/decrease in advances		(164,019.75)	(178,264.68)
Increase/(decrease) in deposits		198,057.45	232,993.01
(Increase)/decrease in other assets		(517.64)	1,881.88
Increase/(decrease) in other liabilities and provisions[1]		22,996.27	30,289.32
	(ii)	64,017.74	103,635.06

Refund/(payment) of direct taxes	(iii)	(18,116.46)	(13,343.60)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	122,805.26	157,284.48
Cash flow from/(used in) investing activities
Purchase of fixed assets		(4,770.00)	(3,678.54)
Proceeds from sale of fixed assets		64.61	69.89
(Purchase)/sale of held to maturity securities		(72,582.97)	(142,322.44)
Net cash flow from/(used in) investing activities	(B)	(77,288.36)	(145,931.09)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		1,437.52	1,170.87
Proceeds from long-term borrowings		40,446.49	39,196.82
Repayment of long-term borrowings		(39,933.10)	(39,146.88)
Net proceeds/(repayment) of short-term borrowings		10,679.59	18,142.30
Dividend paid		(7,041.27)	(5,598.60)
Net cash flow from/(used in) financing activities	(C)	5,589.23	13,764.51
Effect of exchange fluctuation on translation reserve	(D)	148.43	423.44

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		51,254.56	25,541.34

Cash and cash equivalents at beginning of the year		162,768.90	136,456.49
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year		..	771.07
Cash and cash equivalents at end of the year		214,023.46	162,768.90

1.	Including adjustements for increase/(decrease) in Policyholders' funds.
2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on consolidated financial results:
1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on April 19, 2025.
2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) (Preparation of Financial Statements and Auditors Report of Insurance companies) Regulations, 2002 (‘IRDAI Guidelines’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.
3.	There are no changes in the significant accounting policies applied during FY2025 as compared to those applied in FY2024 except for classification and measurement of investments. With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of Rs. 2,058.31 crore (net of tax and minority interest) and Rs. 1,408.29 crore (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Proft and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at March 31, 2025 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.
4.	During Q4-2025, the Bank has allotted 6,429,398 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.
5.	At March 31, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and six associates.
6.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of Rs. 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognised a goodwill of Rs. 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited.
7.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Further, on March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated financial results for Q3-2025, Q4-2025 and FY2025 are not comparable with the previous periods/year.
8.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.
9.	Previous period/year figures have been re-grouped wherever necessary to conform to current period classification.
10.	The joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants, have reviewed/audited and issued an unmodified report on the consoildated financial results for Q3-2025 and FY2025. The consolidated financial results for FY2024 were audited by the joint statutory auditors, M S K A & Associates, Chartered Accountants and KKC & Associates LLP, Chartered Accountants, on which they had issued unmodified opinion.
11.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 and the amount for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.
12.	Rs. 1.00 crore = Rs. 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2025 (Q4-2025)[11]	December 31, 2024 (Q3-2025)	March 31, 2024 (Q4-2024)[11]	March 31, 2025 (FY2025)	March 31, 2024 (FY2024)
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	40,617.66	39,437.70	36,409.82	156,184.68	134,547.57
b	Wholesale Banking	21,535.91	21,119.32	18,872.51	82,436.21	71,780.22
c	Treasury	34,775.09	34,051.79	30,321.38	135,042.31	113,701.83
d	Other Banking	1,763.55	2,171.80	1,591.49	7,508.32	6,403.40
e	Life Insurance	19,449.14	15,550.99	17,735.16	60,224.24	54,236.13
f	General Insurance	6,466.22	6,462.35	1,895.81	25,651.09	1,895.81
g	Others	4,652.09	4,559.87	4,012.27	18,832.65	14,036.87
	Total segment revenue	129,259.66	123,353.82	110,838.44	485,879.50	396,601.83
	Less: Inter segment revenue	49,511.89	48,727.26	43,656.74	191,292.56	160,564.11
	Income from operations	79,747.77	74,626.56	67,181.70	294,586.94	236,037.72
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	6,493.42	5,332.36	5,486.11	21,621.04	18,849.17
b	Wholesale Banking	5,551.79	5,903.24	5,475.96	21,564.63	19,971.71
c	Treasury	4,462.54	4,222.35	3,241.76	18,750.32	14,640.88
d	Other Banking	408.63	421.68	361.14	1,451.19	1,638.40
e	Life Insurance	414.12	375.72	234.34	1,336.43	923.23
f	General Insurance	668.18	960.09	220.47	3,321.29	220.47
g	Others	1,784.33	1,791.61	1,622.90	7,423.08	6,009.70
	Total segment results	19,783.01	19,007.05	16,642.68	75,467.98	62,253.56
	Less: Inter segment adjustment	670.33	524.03	489.04	2,614.43	1,819.20
	Add: Share of profit in associates	30.32	18.28	227.32	150.66	1,073.77
	Profit before tax and minority interest	19,143.00	18,501.30	16,380.96	73,004.21	61,508.13
3.	Segment assets
a	Retail Banking	792,930.19	776,300.69	719,313.62	792,930.19	719,313.62
b	Wholesale Banking	548,269.82	539,703.97	482,456.10	548,269.82	482,456.10
c	Treasury	722,733.26	643,464.46	634,054.80	722,733.26	634,054.80
d	Other Banking	102,559.47	101,630.96	89,305.62	102,559.47	89,305.62
e	Life Insurance	314,088.54	313,562.01	298,795.29	314,088.54	298,795.29
f	General Insurance	68,561.74	67,543.65	62,831.70	68,561.74	62,831.70
g	Others	102,968.20	96,324.74	87,996.61	102,968.20	87,996.61
h	Unallocated	5,533.91	5,850.67	7,571.17	5,533.91	7,571.17
	Total	2,657,645.13	2,544,381.15	2,382,324.91	2,657,645.13	2,382,324.91
	Less: Inter segment adjustment	15,403.72	12,893.59	18,261.88	15,403.72	18,261.88
	Total segment assets	2,642,241.41	2,531,487.56	2,364,063.03	2,642,241.41	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,111,966.22	1,075,549.50	1,019,845.49	1,111,966.22	1,019,845.49
b	Wholesale Banking	555,997.39	503,046.84	456,571.53	555,997.39	456,571.53
c	Treasury	164,653.06	169,403.66	166,411.24	164,653.06	166,411.24
d	Other Banking	53,777.64	52,902.37	55,134.33	53,777.64	55,134.33
e	Life Insurance	302,298.83	302,174.49	287,991.47	302,298.83	287,991.47
f	General Insurance	54,036.44	53,531.30	50,358.96	54,036.44	50,358.96
g	Others	87,909.64	81,986.50	76,768.05	87,909.64	76,768.05
h	Unallocated	13,100.00	13,100.00	13,100.00	13,100.00	13,100.00
	Total	2,343,739.22	2,251,694.66	2,126,181.07	2,343,739.22	2,126,181.07
	Less: Inter segment adjustment	15,403.72	12,893.59	18,261.88	15,403.72	18,261.88
	Total segment liabilities	2,328,335.50	2,238,801.07	2,107,919.19	2,328,335.50	2,107,919.19
5.	Capital employed	313,905.91	292,686.49	256,143.84	313,905.91	256,143.84
6.	Total (4)+(5)	2,642,241.41	2,531,487.56	2,364,063.03	2,642,241.41	2,364,063.03

Notes on consolidated segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.
2.	'Retail Banking' includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.
4.	'Treasury' primarily includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.
9.	'Unallocated' includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.
10.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective from March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Further, on March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated segmental results for Q3-2025, Q4-2025 and FY2025 are not comparable with the previous periods/year.
11.	The amounts for Q4-2025 are balancing figures between the figures as per the audited financial statements for FY2025 and the published figures for 9M-2025 and the amount for Q4-2024 are balancing figures between the figures as per the audited financial statements for FY2024 and the published figures for 9M-2024.

For and on behalf of the Board of Directors

/s/ Rakesh Jha
Rakesh Jha
Mumbai	Executive Director
April 19, 2025	DIN-00042075

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India	Mumbai- 400 020, India

Independent Auditor’s Report

To the Board of Directors of ICICI Bank Limited

Report on the audit of the Standalone Annual Financial Results

Opinion

We have audited the accompanying standalone annual financial results of ICICI Bank Limited (hereinafter referred to as ‘the Bank’) for the year ended 31 March 2025, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone annual financial results:

a)	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations; and

b)	give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards, the relevant provisions of the Banking Regulation Act, 1949, the applicable circulars, directions and guidelines issued by the Reserve Bank of India (RBI) (“RBI Guidelines”), and other accounting principles generally accepted in India of standalone net profit and other financial information for the year ended 31 March 2025.

Basis for opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results section of our report. We are independent of the Bank, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the standalone annual financial results, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us, is sufficient and appropriate to provide a basis for our opinion on the standalone annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Management’s and Board of Directors’ Responsibilities for the Standalone Annual Financial Results

These standalone annual financial results have been prepared on the basis of the standalone annual financial statements.

The Bank’s Management and the Board of Directors are responsible for the preparation and presentation of these standalone annual financial results that give a true and fair view of the net profit and other financial information in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone annual financial results, the Management and the Board of Directors are responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Standalone Annual Financial Results (Continued)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

—	Identify and assess the risks of material misstatement of the standalone annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

—	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the Bank has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

—	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone annual financial results made by the Management and Board of Directors.

—	Conclude on the appropriateness of the Management’s and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

—	Evaluate the overall presentation, structure and content of the standalone annual financial results, including the disclosures, and whether the standalone annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters

a.	The standalone annual financial results of the Bank for the year ended 31 March 2024 were audited by the predecessor auditors. The predecessor auditors had expressed an unmodified opinion on 27 April 2024.

b.	The standalone annual financial results include the results for the quarter ended 31 March 2025 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna	/s/ Manish Sampat

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQAZ9452	Membership No.: 101684 UDIN: 25101684BMMLLT4919

Place: Mumbai	Place: Mumbai
Date: 19 April 2025	Date: 19 April 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

14th Floor, Central B Wing and North C Wing	3rd Floor, Mistry Bhavan,
Nesco IT Park 4, Nesco Center	Dinshaw Vachha Road,
Western Express Highway, Goregaon (East)	Churchgate
Mumbai – 400 063, India

Independent Auditor’s Report

To the Board of Directors of ICICI Bank Limited

Report on the audit of the Consolidated Annual Financial Results

Opinion

We have audited the accompanying consolidated annual financial results of ICICI Bank Limited (hereinafter referred to as the “Bank”) and its subsidiaries (Bank and its subsidiaries together referred to as “the Group”), and its associates for the year ended 31 March 2025, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("Listing Regulations"), except for the disclosures prescribed by the Reserve Bank of India (the 'RBI') relating to consolidated Pillar 3 disclosures as at 31 March 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 8 to the Statement and have not been audited by us.

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate / consolidated audited financial information of the subsidiaries and associates, the aforesaid consolidated annual financial results:

a.	include the annual financial results of the entities mentioned in Annexure I to the aforesaid consolidated annual financial results;

b.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, except for the disclosures relating to consolidated Pillar 3 as at 31 March 2025, including leverage ratio, liquidity coverage ratio and net stable funding ratio under Basel III Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in Note 8 to the Statement and have not been audited by us; and

c.	give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable Accounting Standards, the relevant provisions of the Banking Regulation Act, 1949, the applicable circulars, directions and guidelines issued by the Reserve Bank of India (RBI) (“RBI Guidelines”) and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”) as applicable, and other accounting principles generally accepted in India of consolidated net profit and other financial information of the Group for the year ended 31 March 2025.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results section of our report. We are independent of the Group and its associates in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the consolidated annual financial results, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us, along with the consideration of reports of the other auditors referred to in sub paragraph no.(a) and (b) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the consolidated annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Management’s and Board of Directors’ Responsibilities for the Consolidated Annual Financial Results

These consolidated annual financial results have been prepared on the basis of the consolidated annual financial statements.

The Bank’s Management and the Board of Directors are responsible for the preparation and presentation of these consolidated annual financial results that give a true and fair view of the consolidated net profit and other financial information of the Group including its associates in accordance with the recognition and measurement principles laid down in Accounting Standards prescribed under Section 133 of the Act read with relevant rules issued thereunder in so far as they apply to banks, the relevant provisions of the Banking Regulation Act, 1949, the RBI Guidelines and guidelines issued by Insurance Regulatory and Development Authority of India (“IRDAI guidelines”), as applicable, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the companies included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act and the RBI guidelines for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated annual financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated annual financial results by the Management and the Board of Directors of the Bank, as aforesaid.

In preparing the consolidated annual financial results, the respective Management and the Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates is responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual financial results.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results (contd.)

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated annual financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3) (i) of the Act, we are also responsible for expressing our opinion through a separate report on the complete set of financial statements on whether the Bank has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the consolidated annual financial results made by the Management and Board of Directors.

–	Conclude on the appropriateness of the Management’s and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated annual financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the consolidated annual financial results, including the disclosures, and whether the consolidated annual financial results represent the underlying transactions and events in a manner that achieves fair presentation.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group and its associates to express an opinion on the consolidated annual financial results. We are responsible for the direction, supervision and performance of the audit of financial information of the bank included in the consolidated annual financial results of which we are the independent auditors. For the other entities included in the consolidated annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in sub paragraph no. (a), (b) and (c) of the “Other Matters” paragraph in this audit report.

We communicate with those charged with governance of the Bank and such other entities included in the consolidated annual financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Results (contd.)

We also performed procedures in accordance with the circular No CIR/CFD/CMD1/44/2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

Other Matters

a.	The consolidated annual financial results include the audited financial results of 11 subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of Rs. 456,566.45 crores as at 31 March 2025, total revenue (before consolidation adjustments) of Rs. 98,392.29 crores, total net profit after tax (before consolidation adjustments) of Rs. 7,484.43 crores and net cash outflows/(inflows) (before consolidation adjustments) of (Rs. 296.54) crores for the year ended on that date, as considered in the consolidated annual financial results, which have been audited by their respective independent auditors. The consolidated annual financial results also include the Group's share of total net profit after tax of Rs. 226.84 crores for the year ended 31 March 2025, as considered in the consolidated annual financial results, in respect of 3 associates whose financial information have been audited by their respective independent auditors. The independent auditor’s reports on financial information of these entities have been furnished to us by the management. Our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the reports of such auditors and the procedures performed by us are as stated in paragraph above.

b.	Further, 4 subsidiaries company whose annual financial information reflects total assets (before consolidation adjustments) of Rs. 29,766.47 crores as at 31 March 2025 and total revenues (before consolidation adjustments) of Rs. 6,309.83 crores and total net profit after tax (before consolidation adjustments) of Rs. 1,753.31 crores for the year ended 31 March 2025 respectively and the net cash outflows / (inflows) (before consolidation adjustments) of (Rs. 3,600.31) crores for the year ended on 31 March 2025, as considered in the Statement has been audited by one of the joint auditors of the Bank and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these entities, is based solely on the audit reports issued by the such auditors and the procedures performed by us are as stated in paragraph above.

c.	The consolidated annual financial results include the unaudited financial results of 3 subsidiaries, whose financial information reflects total assets (before consolidation adjustments) of Rs. 52,045.01 crores as at 31 March 2025 total revenue (before consolidation adjustments) of Rs. 3,131.41 crores, total net profit after tax (before consolidation adjustments) of Rs. 665.95 crores and net cash outflows/(inflows) (before consolidation adjustments) of (Rs. 1,692.39) crores for the year ended on that date, as considered in the consolidated annual financial results. These unaudited financial information have been furnished to us by the Board of Directors. The consolidated annual financial results also include the Group's share of total net loss after tax of Rs. 76.18 crores for the year ended 31 March 2025, as considered in the consolidated annual financial results, in respect of 3 associates. These unaudited financial information have been furnished to us by the Board of Directors and our opinion on the consolidated annual financial results, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates is based solely on such financial information. In our opinion and according to the information and explanations given to us by the Board of Directors, these financial information are not material to the Group.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters (contd.)

Our opinion on the consolidated annual financial results is not modified in respect of the above matter with respect to our reliance on the work done and the reports of the other auditors and the financial information certified by the Board of Directors.

d.	The statutory auditors of ICICI Prudential Life Insurance Company Limited (‘ICICI Life’), vide their audit report dated 15 April 2025 have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2025 is the responsibility of the Company’s Appointed Actuary (the “Appointed Actuary”). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company’.

Our opinion is not modified in respect of this matter.

The statutory auditors of ICICI Lombard General Insurance Company Limited (‘ICICI General’), vide their audit report dated 15 April 2025, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and the Premium Deficiency Reserve (‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2025 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company’.

Our opinion is not modified in respect of this matter.

e.	The consolidated annual financial results of the Group and its associates for the year ended 31 March 2024 were audited by the predecessor auditors. The predecessor auditors had expressed an unmodified opinion on 27 April 2024.

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Other Matters (contd.)

f.	The consolidated annual financial results include the results for the quarter ended 31 March 2025 being the balancing figure between the audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the current financial year which were subject to limited review by us.

For B S R & Co. LLP Chartered Accountants Firm Registration no.: 101248W/W-100022	For C N K & Associates LLP Chartered Accountants Firm Registration no.: 101961W/W100036

/s/ Ashwin Suvarna	/s/ Manish Sampatz

Ashwin Suvarna Partner	Manish Sampat Partner
Membership No.: 109503 UDIN: 25109503BMOQBA8842	Membership No.: 101684 UDIN: 25101684BMMLLU1716

Place: Mumbai	Place: Mumbai
Date: 19 April 2025	Date: 19 April 2025

B S R & Co. LLP	C N K & Associates LLP
Chartered Accountants	Chartered Accountants

Annexure I

List of entities included in consolidated annual financial results.

Sr. No	Name of component	Relationship
1	ICICI Bank Limited	Parent Entity
2	ICICI Prudential Life Insurance Company Limited	Subsidiary
3	ICICI Lombard General Insurance Company Limited	Subsidiary
4	ICICI Prudential Asset Management Company Limited	Subsidiary
5	ICICI Prudential Trust Limited	Subsidiary
6	ICICI Bank UK PLC	Subsidiary
7	ICICI Bank Canada	Subsidiary
8	ICICI Securities Limited	Subsidiary
9	ICICI Securities Holdings Inc.	Subsidiary
10	ICICI Securities Inc.	Subsidiary
11	ICICI Securities Primary Dealership Limited	Subsidiary
12	ICICI Venture Funds Management Company Limited	Subsidiary
13	ICICI Home Finance Company Limited	Subsidiary
14	ICICI Trusteeship Services Limited	Subsidiary
15	ICICI Investment Management Company Limited	Subsidiary
16	ICICI International Limited	Subsidiary
17	ICICI Prudential Pension Funds Management Company Limited	Subsidiary
18	I-Process Services (India) Private Limited	Subsidiary
19	ICICI Strategic Investments Fund	Subsidiary
20	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	Associate
21	NIIT Institute of Finance Banking and Insurance Training Limited	Associate
22	India Infradebt Limited	Associate
23	India Advantage Fund-III	Associate
24	India Advantage Fund-IV	Associate
25	Arteria Technologies Private Limited	Associate

 Item 3

April 19, 2025

BSE Limited Listing Department Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, BSR & Co LLP, Chartered Accountants and CNK & Associates LLP, Chartered Accountants, have issued audit report on the standalone and consolidated financial results of the Bank for the year ended March 31, 2025 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

/s/ Anindya Banerjee+

Anindya Banerjee

ICICI Bank Limited	Tel.: (91-22) 2653 1414	Regd. Office: ICICI Bonk Tower,
ICICI Bonk Towers,	Fax: (91-22) 2653 1122	Near Chokli Circle,
Bondro-Kurlo Complex.	Website www.icicibonk.com	Podro Road,
Mumbai - 400 051, Indio.	CIN ·L65190GJ 1994PLC021012	Vadodoro 390 007, India

Item 4

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	April 19, 2025

Performance Review: Quarter ended March 31, 2025

•	Profit before tax excluding treasury grew by 13.2% year-on-year to ₹ 16,534 crore (US$ 1.9 billion) in the quarter ended March 31, 2025 (Q4-2025)

•	Core operating profit grew by 13.7% year-on-year to ₹ 17,425 crore (US$ 2.0 billion) in Q4-2025

•	Profit after tax grew by 18.0% year-on-year to ₹ 12,630 crore (US$ 1.5 billion) in Q4-2025

•	Profit before tax excluding treasury grew by 11.4% year-on-year to ₹ 60,713 crore (US$ 7.1 billion) in the year ended March 31, 2025 (FY2025)

•	Core operating profit grew by 12.5% year-on-year to ₹ 65,396 crore (US$ 7.6 billion) in FY2025

•	Profit after tax grew by 15.5% year-on-year to ₹ 47,227 crore (US$ 5.5 billion) in FY2025

•	Consolidated profit after tax increased by 15.7% year-on-year to ₹ 13,502 crore (US$ 1.6 billion) in Q4-2025 and by 15.3% year-on-year to ₹ 51,029 crore (US$ 6.0 billion) in FY2025

•	Total period-end deposits grew by 14.0% year-on-year to ₹ 16,10,348 crore (US $ 188.4 billion) at March 31, 2025

•	Average deposits grew by 11.4% year-on-year to ₹ 14,86,635 crore (US$ 173.9 billion) in Q4-2025

•	Average current account and savings account (CASA) ratio was 38.4% in Q4-2025

•	Domestic loan portfolio grew by 13.9% year-on-year to ₹ 13,10,981 crore (US$ 153.4 billion) at March 31, 2025

•	Net NPA ratio declined to 0.39% at March 31, 2025 from 0.42% at December 31, 2024

•	Provisioning coverage ratio on non-performing loans was 76.2% at March 31, 2025

•	Total capital adequacy ratio was 16.55% and CET-1 ratio was 15.94%, on a standalone basis, at March 31, 2025 after reckoning the impact of proposed dividend

•	The Board has recommended a dividend of ₹ 11 per share for FY2025. The declaration and payment of dividend is subject to requisite approvals

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended March 31, 2025 (Q4-2025) and the year ended March 31, 2025 (FY2025). The statutory auditors have audited the standalone and consolidated financial statements and have issued an unmodified report on the standalone and consolidated financial statements for FY2025.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Profit & loss account

•	Profit before tax excluding treasury grew by 13.2% year-on-year to ₹ 16,534 crore (US$ 1.9 billion) in Q4-2025 from ₹ 14,602 crore (US$ 1.7 billion) in the quarter ended March 31, 2024 (Q4-2024)

•	Core operating profit grew by 13.7% year-on-year to ₹ 17,425 crore (US$ 2.0 billion) in Q4-2025 from ₹ 15,320 crore (US$ 1.8 billion) in Q4-2024

•	Net interest income (NII) increased by 11.0% year-on-year to ₹ 21,193 crore (US$ 2.5 billion) in Q4-2025 from ₹ 19,093 crore (US$ 2.2 billion) in Q4-2024

•	Net interest margin was 4.41% in Q4-2025 compared to 4.25% in Q3-2025 and 4.40% in Q4-2024. The net interest margin was 4.32% in FY2025

•	Non-interest income, excluding treasury, increased by 18.4% year-on-year to ₹ 7,021 crore (US$ 821 million) in Q4-2025 from ₹ 5,930 crore (US$ 694 million) in Q4-2024

•	Fee income grew by 16.0% year-on-year to ₹ 6,306 crore (US$ 738 million) in Q4-2025 from ₹ 5,436 crore (US$ 636 million) in Q4-2024. Fees from retail, rural and business banking customers constituted about 80% of total fees in Q4-2025

•	Treasury gains were ₹ 239 crore (US$ 28 million) in Q4-2025 as compared to a treasury loss of ₹ 281 crore (US$ 33 million) in Q4-2024. The treasury loss in Q4-2024 was due to transfer of negative balance of ₹ 340 crore (US$ 40 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

•	Provisions (excluding provision for tax) were ₹ 891 crore (US$ 104 million) in Q4-2025 compared to ₹ 718 crore (US$ 84 million) in Q4-2024 and ₹ 1,227 crore (US$ 144 million) in Q3-2025

•	Profit before tax grew by 17.1% year-on-year to ₹ 16,773 crore (US$ 2.0 billion) in Q4-2025 from ₹ 14,321 crore (US$ 1.7 billion) in Q4-2024

•	Profit after tax grew by 18.0% year-on-year to ₹ 12,630 crore (US$ 1.5 billion) in Q4-2025 from ₹ 10,708 crore (US$ 1.3 billion) in Q4-2024

•	Profit after tax grew by 15.5% year-on-year to ₹ 47,227 crore (US$ 5.5 billion) in FY2025 from ₹ 40,888 crore (US$ 4.8 billion) in the year ended March 31, 2024 (FY2024)

Credit growth

The net domestic advances grew by 13.9% year-on-year and 2.2% sequentially at March 31, 2025. The retail loan portfolio grew by 8.9% year-on-year and 2.0% sequentially, and comprised 52.4% of the total loan portfolio at March 31, 2025. Including non-fund outstanding, the retail portfolio was 43.8% of the total portfolio at March 31, 2025. The business banking portfolio grew by 33.7% year-on-year and 6.2% sequentially at March 31, 2025. The rural portfolio grew by 5.1% year-on-year and declined by 1.5% sequentially at March 31, 2025. The domestic corporate portfolio grew by 11.9% year-on-year and declined by 0.4% sequentially at March 31, 2025. Total advances increased by 13.3% year-on-year and 2.1% sequentially to ₹ 13,41,766 crore (US$ 157 billion) at March 31, 2025.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank continues to enhance the use of technology in its operations to provide simplified solutions to customers and making investments in its digital channels. The Bank expects to further strengthen system resilience and simplify processes.

Deposit growth

Total period-end deposits increased by 14.0% year-on-year and 5.9% sequentially to ₹ 16,10,348 crore (US$ 188.4 billion) at March 31, 2025. Average deposits increased by 11.4% year-on-year and 1.9% sequentially to ₹ 14,86,635 crore (US$ 173.9 billion) in Q4-2025. Average current account deposits increased by 9.6% year-on-year and 1.4% sequentially in Q4-2025. Average savings account deposits increased by 10.1% year-on-year and 0.2% sequentially in Q4-2025.

With the addition of 241 branches during Q4-2025, the Bank had a network of 6,983 branches and 16,285 ATMs & cash recycling machines at March 31, 2025.

Asset quality

The gross NPA ratio was 1.67% at March 31, 2025 compared to 1.96% at December 31, 2024. The net NPA ratio was 0.39% at March 31, 2025 compared to 0.42% at December 31, 2024. The gross NPA additions were ₹ 5,142 crore (US$ 602 million) in Q4-2025 compared to ₹ 6,085 crore (US$ 712 million) in Q3-2025. Recoveries and upgrades of NPAs, excluding write-offs and sale, were ₹ 3,817 crore (US$ 447 million) in Q4-2025 compared to ₹ 3,392 crore (US$ 397 million) in Q3-2025. The net additions to gross NPAs, excluding write-offs and sale, were ₹ 1,325 crore (US$ 155 million) in Q4-2025 compared to ₹ 2,693 crore (US$ 315 million) in Q3-2025. The Bank has written-off gross NPAs amounting to ₹ 2,118 crore (US$ 248 million) in Q4-2025. There was sale of NPAs of ₹2,786 crore (US$ 326 million) in Q4-2025 which consists of ₹ 1,605 crore (US$ 188 million) of security receipts and ₹ 314 crore (US$ 37 million) in cash. The Bank continues to hold 100% provisions against these security receipts. The provisioning coverage ratio on non-performing loans was 76.2% at March 31, 2025.

Excluding NPAs, the total fund based outstanding to all borrowers under resolution as per the various extant regulations/guidelines declined to ₹ 1,956 crore (US$ 229 million) or about 0.1% of total advances at March 31, 2025 from ₹ 2,107 crore (US$ 247 million) at December 31, 2024. The Bank holds provisions amounting to ₹ 643 crore (US$ 75 million) against these borrowers under resolution, as of March 31, 2025. In addition, the Bank continues to hold contingency provisions of ₹ 13,100 crore (US$ 1.5 billion) at March 31, 2025.

The loan and non-fund based outstanding to performing corporate borrowers rated BB and below was ₹ 2,854 crore (US$ 334 million) at March 31, 2025 compared to ₹ 2,193 crore (US$ 257 million) at December 31, 2024.

Capital adequacy

The Bank’s total capital adequacy ratio at March 31, 2025 was 16.55% and CET-1 ratio was 15.94% after reckoning the impact of proposed dividend compared to the minimum regulatory requirements of 11.70% and 8.20% respectively.

Dividend on equity shares

The Board has recommended a dividend of ₹ 11 per share (equivalent to dividend of US$ 0.26 per ADS) in line with applicable guidelines. The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated results

The consolidated profit after tax increased by 15.7% year-on-year to ₹ 13,502 crore (US$ 1.6 billion) in Q4-2025 from ₹ 11,672 crore (US$ 1.4 billion) in Q4-2024.

Consolidated assets grew by 11.8% year-on-year to ₹ 26,42,241 crore (US$ 309.1 billion) at March 31, 2025 from ₹ 23,64,063 crore (US$ 276.6 billion) at December 31, 2024.

Key subsidiaries

The annualised premium equivalent of ICICI Prudential Life Insurance (ICICI Life) was ₹ 10,407 crore (US$ 1.2 billion) in FY2025 compared to ₹ 9,046 crore (US$ 1.1 billion) in FY2024. Value of New Business (VNB) of ICICI Life was ₹ 2,370 crore (US$ 277 million) in FY2025 compared to ₹ 2,227 crore (US$ 261 million) in FY2024. The VNB margin was 22.8% in FY2025 compared to 24.6% in FY2024. The profit after tax was ₹ 1,189 crore (US$ 139 million) in FY2025 compared to ₹ 852 crore (US$ 100 million) in FY2024 and was ₹ 386 crore (US$ 45 million) in Q4-2025 compared to ₹ 174 crore (US$ 20 million) in Q4-2024.

The Gross Direct Premium Income (GDPI) of ICICI Lombard General Insurance Company (ICICI General) was ₹ 24,776 crore (US$ 2.9 billion) in FY2024 compared to ₹ 26,833 crore (US$ 3.1 billion) in FY2025. The combined ratio stood at 102.8% in FY2025 compared to 103.3% in FY2024. Excluding the impact of CAT losses of ₹ 94 crore (US$ 11 million) in FY2025 and ₹ 137 crore (US$ 16 million) in FY2024, the combined ratio was 102.4% and 102.5% respectively. The profit after tax of ICICI General grew by 30.7% to ₹ 2,508 crore (US$ 293 million) in FY2025 compared to ₹ 1,919 crore (US$ 225 million) in FY2024. The profit after tax of ICICI General was ₹ 510 crore (US$ 60 million) in Q4-2025 compared to ₹ 519 crore (US$ 61 million) in Q4-2024.

The profit after tax of ICICI Prudential Asset Management Company, as per Ind AS, increased to ₹ 692 crore (US$ 81 million) in Q4-2025 from ₹ 529 crore (US$ 62 million) in Q4-2024. The profit after tax grew by 29.3% year-on-year to ₹ 2,651 crore (US$ 310 million) in FY2025 from ₹ 2,050 crore (US$ 240 million) in FY2024.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 381 crore (US$ 45 million) in Q4-2025 compared to ₹ 537 crore (US$ 63 million) in Q4-2024. The profit after tax grew by 14.4% year-on-year to ₹ 1,942 crore (US$ 227 million) in FY2025 from ₹ 1,697 crore (US$ 199 million) in FY2024. Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders, ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

			₹ crore
	FY2024	Q4-2024	Q3-2025	Q4-2025	FY2025
	Audited	Audited	Unaudited	Audited	Audited
Net interest income	74,306	19,093	20,371	21,193	81,165
Non-interest income	22,949	5,930	6,697	7,021	26,603
- Fee income	20,796	5,436	6,180	6,306	23,870
- Dividend income from subsidiaries	2,073	484	509	675	2,619
- Other income	80	10	8	40	114
Less:
Operating expense	39,133	9,703	10,552	10,789	42,372
Core operating profit[1]	58,122	15,320	16,516	17,425	65,396
Provisions	3,643	718	1,227	891[2]	4,683[2]
Profit before tax excl. treasury	54,479	14,602	15,289	16,534	60,713
Treasury	9[3]	(281)[3]	371	239	1,903
Profit before tax	54,488	14,321	15,660	16,773	62,616
Less:
Provision for taxes	13,600	3,613	3,868	4,143	15,389
Profit after tax	40,888	10,708	11,792	12,630	47,227

1.	Excluding treasury

2.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by the government, which will be reversed on actual receipt of recoveries or approval of claims, if any.

3.	The treasury loss during Q4-2024 includes the impact of transfer of negative balance of ₹ 340 crore (US$ 40 million) in Foreign Currency Translation Reserve related to Bank’s Offshore Unit in Mumbai to profit and loss account in view of the proposed closure of the Unit

4.	Prior period numbers have been re-arranged wherever necessary

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary balance sheet

			₹ crore
	31-Mar-24	30-Sep-24	31-Dec-24	31-Mar-25
	Audited	Unaudited	Unaudited	Audited
Capital and liabilities
Capital	1,405	1,409	1,412	1,425
Employee stock options outstanding	1,405	1,651	1,802	2,070
Reserves and surplus	2,35,589	2,56,480	2,68,429	2,88,582
Deposits	14,12,825	14,97,761	15,20,309	16,10,348
Borrowings (includes subordinated debt)	1,24,968	1,24,493	1,27,731	1,23,538
Other liabilities and provisions[2]	95,323	95,064	93,660	92,277
Total capital and liabilities	18,71,515	19,76,858	20,13,343	21,18,240

Assets
Cash and balances with Reserve Bank of India	89,712	89,102	75,780	1,19,928
Balances with banks and money at call and short notice	50,214	47,697	67,635	65,634
Investments	4,61,942	4,79,098	4,71,978	5,04,757[3]
Advances	11,84,406	12,77,240	13,14,366	13,41,766
Fixed assets	10,860	11,546	11,922	12,839
Other assets	74,381	72,175	71,662	73,316
Total assets	18,71,515	19,76,858	20,13,343	21,18,240

1.	Prior period figures have been re-grouped/re-arranged wherever necessary

2.	The Bank continues to hold contingency provision of ₹ 13,100 crore (US$ 1.5 billion) at March 31, 2025

3.	Pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders, ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank.

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ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where the Bank has operations or which affect global or Indian economic conditions, increase in nonperforming loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that the Bank believes to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov

This release does not constitute an offer of securities.

For further press queries please email Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com

For investor queries please email Abhinek Bhargava at abhinek.bhargava@icicibank.com or Nitesh Kalantri at nitesh.kalantri@icicibank.com or ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 85.48

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Item 5

Annexure 2

M/s. B S R & Co. LLP

M/s. B S R & Co. LLP (“The Firm”) is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. The Firm is registered in Mumbai, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, Chandigarh, Ahmedabad, Vadodara, Noida, Jaipur, Gandhinagar and Kochi. The Firm has over 4,000 staff and over 140 partners. The Firm audits various companies listed on stock exchanges in India including Banking Companies in the Financial Services Sector.

M/s. C N K & Associates LLP

M/s. C N K & Associates LLP (“The Firm”) is a multi-disciplinary Chartered Accountancy firm, head quartered in Mumbai, providing a wide spectrum of professional services including statutory audits, internal/ management audits and information systems audits, taxation - both direct and indirect and transaction advisory and other consulting services. The Firm comprises of more than 1000 personnel specialising in their respective service lines, having its presence in various cities which include Mumbai, Pune, Vadodara, Ahmedabad, Gift City (Gandhinagar), Delhi, Gurgaon, Bengaluru, Chennai and Kolkata. The Firm also has vast experience in the Banking, Financial Services and Insurance (BFSI) sector, providing audit/non-audit and consultancy services to private, public, regulator and foreign banks.

ICICI Bank Limited	Tel.: (91-22) 2653 1414
ICICI Bonk Towers,	Fax: (91-22) 2653 1122
Bondro-Kurlo Complex.	Website www.icicibonk.com	Regd. Office: ICICI Bonk Tower, Near Chokli Circle,
Mumbai - 400 051, Indio.	CIN ·L65190GJ 1994PLC021012	Podro Road, Vadodoro 390 007, India

Item 6

Annexure 3

Brief profile of Ms. Madhavi Purandare

Madhavi is the Chief Information Security Officer (CISO) of the Bank. She joined the Bank in July 1999 and has an overall experience of 36 years across Banking & Financial services with expertise in Banking IT product development, & implementation. Prior to her current role, she was a part of the Bank’s Technology Group where she was responsible for Technology Operations. In this capacity, she contributed significantly to enhance the resilience of critical applications. She has a well-rounded experience across various technology platforms and has previously served in the technology governance. She has an extensive knowledge of the regulatory compliance framework and is well-versed in cyber security landscape. She has led several technology transformation initiatives at the Bank and has participated in strategic engagements with technology partners. She has also completed Certification program in IT & Cyber Security from IDBRT.

ICICI Bank Limited	Tel.: (91-22) 2653 1414
ICICI Bonk Towers,	Fax: (91-22) 2653 1122
Bondro-Kurlo Complex.	Website www.icicibonk.com	Regd. Office: ICICI Bonk Tower, Near Chokli Circle,
Mumbai - 400 051, Indio.	CIN ·L65190GJ 1994PLC021012	Podro Road, Vadodoro 390 007, India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: April 19, 2025	By:
			Name :	Vivek Ranjan
			Title :	Assistant General Manager